Form ATS-N
Liquidnet Negotiation ATS

Exhibits 4 and 5

Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.

General statistics

Statistic	Period	Value
Average execution size in shares	Q1 2019	31,000 shares
Average Execution Size in shares	FY 2018	35,000
Average execution size in principal value	FY 2018	$1.6M
Total principal traded	FY 2018	$499B
Average Daily Principal Traded	FY 2018	$1.99B
Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	Q1 2019	67%
Percentage of microcap stocks executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol.	Q1 2019	83%
Average NBBO spread for Negotiation ATS executions – small and mid-cap stocks	Q1 2019	22.39 bps
Average spread savings for Negotiation ATS executions – small and mid-cap stocks	Q1 2019	11.20 bps

Negotiation ATS executions broken out by sector (Q1 2019)

Sector	Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	For symbols executed each day, average percentage of the day's market block volume in that symbol	Average execution size
Energy	59%	42%	43,000
REITs	67%	49%	36,000
Health Care	62%		

Consumer Discretionary	60%		
IT	58%		
Communication Services	52%		
Utilities	57%		
Consumer Staples	60%		
Materials	61%		
Financials	68%		
Industrials	70%		

Negotiation ATS executions broken out by market cap category (Q1 2019)

Market cap category	Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	For symbols executed each day, average percentage of the day's market block volume in that symbol	Average execution size
Small cap	83%	64%	28,000
Mid cap	66%	48%	30,000